FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

Suite 1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form        Registration No.

S-8        333-72454
S-8        333-101470
S-8        333-236894
S-8        333-260935
F-10        333-271953

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ “Todd J. Stack”
Todd J. Stack
Executive Vice President, Finance and Chief Financial Officer

Date: May 2, 2024

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three month period ended March 31, 2024.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2024.